SEC
Mail Processing
Section

FEB 23 2012

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION

12010855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG WEALTH MANAGEMENT, ~~INC.~~ LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N CAVE CREEK ROAD
(No. and Street)

PHOENIX	AZ	85024-4481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK BILTIS 623-792-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMANY
(Name – *if individual, state last, first, middle name*)

2432 W. PEORIA AVE., STE 1282	PHOENIX	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch 2/24/12

OATH OR AFFIRMATION

I, JACK BILTIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG WEALTH MANAGEMENT, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report

February 21, 2012

The Board of Directors
TAG Wealth Management, Inc.

We have audited the accompanying statement of financial condition of TAG Wealth Management, Inc.(the Company), as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the six months then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAG Wealth Management, Inc. as of December 31, 2011, and the results of its operations, changes in stockholder's equity, and its cash flows for the six months ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Schumann Adriano & Company

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

TAG WEALTH MANAGEMENT, INC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	21,530
Prepaid expenses		2,635
Other assets		236
Total Assets	$	24,401
Liabilities		
Accrued liabilities	$	1,000
Income tax payable		1,076
Total Liabilities		2,076
Stockholders' equity		
Common stock, par .0000001, 20,000,000 shares authorized, 200,000 shares issued and outstanding		-
Additional paid in capital		32,874
Retained earnings (deficit)		(10,549)
Total Stockholder's Equity		22,325
Total Liabilities and Stockholder's Equity	$	24,401

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT, INC.
Statement of Income
For the Six Months Ended December 31, 2011

Revenues		
Consulting income	$	42,000
Expenses		
Legal and professional		23,600
Regulatory fees and expenses		936
Management fees		12,000
Other expenses		1,230
Total Expenses		37,766
Net Income Before Income Taxes		4,234
Provision for Income Taxes		(168)
Net Income After Income Taxes	$	4,066

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT, INC.
Statement of Cash Flows
For the Six Months Ended December 31, 2011

Cash flows from operating activities		
Net income	$	4,066
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase (decrease) in cash resulting from change in:		
Prepaid Expenses		(2,635)
Deposits		(69)
Accounts payable and accrued expenses		(2,550)
Income tax payable		(1,684)
Net cash used in operating activities		(2,872)
Net decrease in cash and cash equivalents		(2,872)
Cash and cash equivalents at beginning of year		24,402
Cash and cash equivalents at end of year	$	21,530

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balance, July 1, 2011	-	32,874		$ (14,615)	$ 18,259
Net income for the six months ended December 31, 2011				4,066	4,066
Balance, December 31, 2011	-	32,874	-	$ (10,549)	$ 22,325

The accompanying notes are an integral part of these financial statements.

TAG WEALTH MANAGEMENT, INC.
Notes to Financial Statements
December 31, 2011

1. Summary of significant accounting policies

a. Basis of presentation

TAG Wealth Management, Inc. is licensed to conduct business as a securities broker-dealer in Phoenix, Arizona. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the six months ended December 31, 2011, there was no difference between the Company's net income and comprehensive income.

b. Statement of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

c. Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2011, open federal tax years include the tax years ended June 30, 2007 through June 30, 2011.

d. Revenue recognition

Consulting income is recorded in the period services are rendered.

2. Status of Operations, Change in Name and Reporting Period

The Company has had minimal activity in recent years, with no securities trading activity.

On September 16, 2011 the Company changed its legal name. The Company was formerly Diamond Bay Securities Corporation. The Company formerly reported operations at fiscal year ending June 30th. The Company has changed its reporting period to a calendar year and at the beginning of 2012 reorganized into a limited liability company.

3. **Income Taxes**

The provision for income tax for the six months ending December 31, 2011 consists of the following:

Current estimated tax	$ 1,076

Income tax expense reported on the statement of income was reduced by the difference in estimated and actual income tax at June 30, 2011.

During the six months ending December 31, 2011 the Company reduced its valuation of the deferred tax asset due to the increased likelihood that the Company would generate sufficient taxable income in the future to fully utilize the net deferred income tax asset calculated at December 31, 2011.

The company has federal net operating loss carryforwards at the beginning of the year totaling to $69,582. It is estimated that the Company will be unable to utilize the loss carryforward for the six months ended December 31, 2011. At December 31, 2011, the Company has remaining federal net operating losses that are set to expire as follows:

2029	$66,616
2030	2,966
	$69,582

The deferred tax asset relating to the federal net operating loss is estimated to be $10,437. The Company has a valuation allowance in this amount as, due to ownership change in prior years, the Company will not be able to receive most of the benefits of the net operating losses.

4. **Net capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June December 31, 2011, the Company had net capital of $19,454, which was $14,454 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

5. **Concentrations**

Substantially all of the Company's income for the six months December 31, 2011 was derived from a consulting contract with a single related party.

6. Related party transactions

Included in the revenues is consulting income with related party totaling to $42,000 for the six months ended December 31, 2011.

The Company also pays fees in relation to the use of facilities, equipment and personnel. The fees paid to the related party for these services for the year six months ended December 31, 2011 were $12,000.

7. Subsequent events

The company has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

TAG WEALTH MANAGEMENT, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Net Capital			
Total stockholder's equity		$	22,325
Nonallowable assets			
Prepaid expenses	2,635		
Other assets	236		
Total deductions			2,871
Net capital before haircuts on securities positions			19,454
Haircuts			
Securities			
Net capital		$	19,454
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	2,076
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	138
Minimum dollar net capital requirement		$	5,000
Net capital requirement (greater of above)		$	5,000
Excess net capital		$	14,454
Excess net capital at 1000%		$	19,246
Ratio: Aggregate indebtedness to net capital			.11 to 1

Schedule I (continued)

TAG WEALTH MANAGEMENT, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	20,530
Income tax payable		(1,076)
Net capital per audit report	$	19,454

Schedule II

TAG WEALTH MANAGEMENT, INC.
As of December 31, 2011

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company currently has no securities transactions with clients. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann | _Shayne P. Theobald_
Charles M. Adriano, CPA | _Scott R. Gastineau, CPA_

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
TAG Wealth Management, Inc.

In planning and performing our audit of the financial statements of TAG Wealth Management, Inc. (the Company), as of and for the six months ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5, continued

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. As the Company has not yet began performing securities transactions, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann Adriano & Company

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
February 21, 2012

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann
Charles M. Adriano, CPA
Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of TAG Weatlth Management, Inc.

20815 N. Cave Creek Rd.
Phoenix, AZ 85024

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011 which were agreed to by TAG Weatlth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating TAG Weatlth Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TAG Weatlth Management, Inc.'s management is responsible for the TAG Weatlth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check number 10005, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and company's the quarterly income and expense summary worksheet, noting no differences;

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, the quarterly income and expense summary worksheet, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2012

Schumann, Adriano & Company

Schumann, Adriano & Company, P.L.L.C.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

O14485 FINRA DEC
TAG WEALTH MANAGEMENT
2085N CAVE CREEK RD
PHOENIX AZ 85024-4481

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 105

B. Less payment made with SIPC-6 filed (exclude interest) (105)
2/2/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TAG WEALTH MANAGEMENT, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 20 11
and ending 12/31/11, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 42,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 42,000

2e. General Assessment @ .0025 $ 105

(to page 1, line 2.A.)